UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

AEROCENTURY CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007737

(CUSIP Number)

Christopher Tigno, Esq.,  JetFleet Holding Corp.  1440 Chapin Avenue, Suite 310  Burlingame,  CALIFORNIA  94010  Phone : 6503401880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 01, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JetFleet Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to the common stock, par value $0.001 per share (the “Common Stock”), of AeroCentury Corp., a Delaware corporation (the “Issuer”), initially filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on January 28, 1998, and last amended on March 18, 2015 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background

(a)	This statement is filed on behalf of JetFleet Holding Corp., a California corporation (sometimes referred to herein as the “Reporting Person”).

(b)	The Reporting Person's address of its principal office is 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

(c)	The Reporting Person’s principal business is aircraft management, marketing and financing.

(d)	During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a California corporation.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure under this Item 3 remains unchanged from the Schedule 13D as previously filed.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On September 28, 2018, the Reporting Person declared an in-kind dividend of the 214,876 shares of the Issuer’s Common Stock then-beneficially owned by the Reporting Person to the Reporting Person’s shareholders, with an October 1, 2018 distribution date. Fractional shares were not distributed but cash was paid in lieu thereof, and as a result, 32 of such shares were not distributed. However, on October 1, 2018, the Reporting Person was acquired by merger by the Issuer and became a wholly owned subsidiary of the Issuer. As a result of such merger, the remaining 32 shares of the Issuer’s Common Stock held by the Reporting Person are deemed to be treasury stock of the Issuer.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of zero shares, and 0.0%, of the Common Stock.

(b)
Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page

(c)	Except as reported in this Amendment, no transactions in the Common Stock were effected by the Reporting Persons in the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable

(e)	The Reporting Person ceased to be a beneficial owner of more than 5% of the Common Stock on October 1, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure under this Item 6 remains unchanged from the Schedule 13D as previously filed.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated October 26, 2017, between the Issuer, Falcon Landing, Inc., JHC, and Fortis Advisors LLC (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 30, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JetFleet Holding Corp.

October 12, 2018	By:	/s/ Toni M. Perazzo
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)